SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated September 12, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                         FOR IMMEDIATE PUBLICATION


          CGI led consortium to develop systems for Quebec's ministere du Revenu, creating jobs in Quebec City

Quebec City,  Quebec,  September  12, 2002 - CGI Group Inc.  (CGI) (TSX:  GIB.A;
NYSE: GIB) today announced the signing of a five-year consulting contract valued at CDN$35 million with the ministere du Revenu du Quebec. CGI will develop both the individual and company tax management systems. The goal of this initiative is to update the existing infrastructure so as to ensure a robust system which adheres to strict operational processes which will in turn enhance client service to the some 5.4 million Quebec tax payers as well as the some 300,000 Quebec tax paying firms.

CGI acts as project manager as well as being responsible for the architecture, analysis and programming. To meet the demands of this contract, CGI and its partners, Systematix and Nurun, will hire approximately 50 professionals over the course of the five-year contract.

"By creating flexible tools that are in keeping with our evolving needs, we are moving closer to meeting our mandate of better serving our clientele, said Francine Martel-Vaillancourt, Deputy Minister, ministere du Revenu du Quebec. We count on CGI's best practices to develop a robust system that clearly responds to our current and future needs."

Michael Roach, president and chief operating officer for CGI added: "This win highlights our ability to offer tangible added-value to our clients operations. This also reinforces our commitment to serving the Quebec government, a long time partner. We are very pleased and excited for our Quebec City-based team, as some 150 professionals will be working on this project throughout its duration."

CGI's Quebec City office employs over 600 professionals and was CGI's first office over 26 years ago when the company began operations. This unit serves many clients within the government, telecommunications, healthcare, manufacturing and financial services sectors.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.


                                      -30-

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CGI GROUP INC.
                                               (Registrant)


Date:    September 12, 2002                By  /s/ Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice-President
                                                   and Chief Corporate Officer
                                                   and Secretary